March 5, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Parcel Service, Inc.

Request to Withdraw Registration Statement on Form S-3

Filed February 14, 2025

Registration No. 333-284952

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), United Parcel Service, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (Registration No. 333-284952), together with all exhibits thereto, filed on February 14, 2025 (the “Registration Statement”). The Registration Statement was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval (“EDGAR”) system and is currently reflected as a Form S-3 instead of EDGAR submission type POSASR. The Company wishes to withdraw the Registration Statement to correct this error. The Registration Statement has not been declared effective by the Commission, and no securities were sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company intends to refile the Registration Statement on EDGAR submission type POSASR to rectify the EDGAR filing error immediately following this request.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Zack Davis of King & Spalding LLP at (404) 572-2770.

Sincerely, United Parcel Service, Inc.

By:	/s/ Brian Dykes
Name: Brian Dykes
Title: Executive Vice President and Chief Financial Officer

cc:	Zack Davis – King & Spalding LLP